                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of April, 1999

                               DAIMLERCHRYSLER AG
                 (Translation of registrant's name into English)

                   EPPLESTRASSE 225, 70567 STUTTGART, GERMANY
                     (Address of principal executive office)

                        [Indicate by check mark whether the registrant files or
                  will file annual reports under cover of Form 20-F or Form
                  40-F.]

                            Form 20-F |X|           Form 40-F |_|

                        [Indicate by check mark whether the registrant by
                  furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                            Yes |_|                 No |X|

                        [If "Yes" is marked, indicate below the file number
                  assigned to the registrant in connection with Rule 12g3-2(b):
                  82-_______________________________]

                               DAIMLERCHRYSLER AG

FORM 6-K: TABLE OF CONTENTS

1. Unaudited Interim Condensed Consolidated Financial Statements of DaimlerChrysler AG as of March 31, 1999 and for the three-month period then ended

2. Consolidated Interim Report to Stockholders for the period January 1 through March 31, 1999

                           FORWARD-LOOKING INFORMATION

         The Consolidated Interim Report to Stockholders of DaimlerChrysler AG for the period January 1 through March 31, 1999 included in this report contains forward-looking statements based on beliefs of DaimlerChrysler management. When used in this report, the words "anticipate," "believe," "estimate," "expect," "intend," "plan" and "project" are intended to identify forward-looking statements. Such statements reflect the current views of DaimlerChrysler with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results to be materially different, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products, lack of acceptance of new products or services and changes in business strategy. Actual results may vary materially from those projected here. DaimlerChrysler does not intend or assume any obligation to update these forward-looking statements.

                               DAIMLERCHRYSLER AG

             CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
                     (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                                             Three Months Ended March 31,
                                                            ----------------------------------------------------------
                                                                  1999
                                                                (Note 1)               1999                  1998
                                                            -----------------    ----------------      ----------------
   Revenues ............................................    $       37,817    [EURO]     34,990     [EURO]     31,862
   Cost of sales .......................................            (29,536)            (27,328)              (24,998)
                                                            -----------------    ----------------      ----------------
GROSS MARGIN ...........................................              8,281               7,662                 6,864

   Selling, administrative and other expenses ..........             (4,360)             (4,034)               (3,926)
   Research and development ............................             (1,413)             (1,308)               (1,121)
   Other income ........................................                417                 386                   477
                                                            -----------------    ----------------      ----------------
INCOME BEFORE FINANCIAL INCOME AND INCOME TAXES ........              2,925               2,706                 2,294
   Financial income, net ...............................                108                 100                   142
                                                            -----------------    ----------------      ----------------
INCOME BEFORE INCOME TAXES .............................              3,033               2,806                 2,436
       Effects of changes in German tax law ............               (645)               (597)                    -
       Income taxes ....................................             (1,132)             (1,047)                 (977)
                                                            -----------------    ----------------      ----------------
   Total income taxes ..................................             (1,777)             (1,644)                 (977)
   Minority interests ..................................                  1                   1                    (6)
                                                            -----------------    ----------------      ----------------
NET INCOME .............................................              1,257               1,163                 1,453
                                                            =================    ================      ================

EARNINGS PER SHARE
   Basic earnings per share ............................                1.25                1.16                  1.56
                                                            =================    ================      ================
   Diluted earnings per share ..........................                1.23                1.14                  1.52
                                                            =================    ================      ================

    ALL 1998 BALANCES HAVE BEEN RESTATED FROM DEUTSCHE MARKS INTO EUROS USING
                       THE OFFICIAL FIXED CONVERSION RATE.

     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE UNAUDITED INTERIM
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                               DAIMLERCHRYSLER AG

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                  (IN MILLIONS)

                                                                       At March 31,                 At December 31,
                                                            ----------------------------------   ---------------------
                                                                 1999
                                                               (Note 1)             1999                  1998
                                                            ---------------   ----------------   ---------------------
                                                                       (unaudited)
ASSETS
    Intangible assets ..................................    $        3,055    [EURO]    2,826    [EURO]         2,561
    Property, plant and equipment, net .................            34,147             31,594                  29,532
    Investments and long-term financial assets .........             3,251              3,008                   2,851
    Equipment on operating leases, net .................            19,465             18,010                  14,662
                                                            ---------------   ----------------   ---------------------
  FIXED ASSETS .........................................            59,918             55,438                  49,606
                                                            ---------------   ----------------   ---------------------

    Inventories ........................................            14,283             13,215                  11,796
    Receivables from financial services ................            33,179             30,699                  26,468
    Trade and other receivables ........................            22,959             21,243                  18,380
    Securities .........................................            14,258             13,192                  12,160
    Cash and cash equivalents ..........................             7,863              7,275                   6,589
                                                            ---------------   ----------------   ---------------------
  NON-FIXED ASSETS .....................................            92,542             85,624                  75,393
                                                            ---------------   ----------------   ---------------------

  DEFERRED TAXES AND PREPAID EXPENSES ..................            11,932             11,040                  11,150
                                                            ---------------   ----------------   ---------------------
  TOTAL ASSETS .........................................           164,392            152,102                 136,149
                                                            ===============   ================   =====================

LIABILITIES AND STOCKHOLDERS' EQUITY

  STOCKHOLDERS' EQUITY .................................    $       35,054    [EURO]   32,433    [EURO]        30,367
                                                            ---------------   ----------------   ---------------------

  MINORITY INTERESTS ...................................               669                619                     691
                                                            ---------------   ----------------   ---------------------
    Accrued liabilities for retirement plans ...........            18,911             17,497                  16,618
    Other accrued liabilities ..........................            21,248             19,660                  18,011
                                                            ---------------   ----------------   ---------------------
  ACCRUED LIABILITIES ..................................            40,159             37,157                  34,629
                                                            ---------------   ----------------   ---------------------
    Financial liabilities ..............................            52,382             48,466                  40,430
    Trade and other liabilities ........................            26,301             24,335                  22,097
                                                            ---------------   ----------------   ---------------------
  LIABILITIES ..........................................            78,683             72,801                  62,527
                                                            ---------------   ----------------   ---------------------

  DEFERRED TAXES AND INCOME ............................             9,827              9,092                   7,935
                                                            ---------------   ----------------   ---------------------
  TOTAL LIABILITIES ....................................           129,338            119,669                 105,782
                                                            ---------------   ----------------   ---------------------
  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY ...........           164,392            152,102                 136,149
                                                            ===============   ================   =====================

    ALL 1998 BALANCES HAVE BEEN RESTATED FROM DEUTSCHE MARKS INTO EUROS USING
                       THE OFFICIAL FIXED CONVERSION RATE.

     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE UNAUDITED INTERIM
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                               DAIMLERCHRYSLER AG

           CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                                  (IN MILLIONS)

                                                                            Three Months Ended March 31,
                                                               -------------------------------------------------------
                                                                   1999
                                                                 (Note 1)            1999                1998
                                                               --------------   ---------------   --------------------
Net income .............................................       $      1,257     [EURO]  1,163     [EURO]       1,453
Adjustments to reconcile net income to net cash provided
    by operating activities:
    Depreciation and amortization of fixed assets
    (including amounts related to equipment on
    operating leases of [EURO] 624 ($674) and [EURO] 437
    in 1999 and 1998, respectively) ....................              2,121             1,962                  1,781
    Increase in accrued liabilities ....................                920               851                    411
    Changes in other operating assets and liabilities ..             (2,417)           (2,236)                  (789)
    Other ..............................................                856               792                     94
                                                               --------------   ---------------   --------------------
CASH PROVIDED BY OPERATING ACTIVITIES ..................              2,737             2,532                  2,950
                                                               --------------   ---------------   --------------------

Purchases of fixed assets ..............................             (1,889)           (1,748)                (1,838)
Increase in equipment on operating leases ..............             (4,684)           (4,334)                (2,491)
Proceeds from disposals of fixed assets (including
    equipment on operating leases of [EURO] 1,921 ($2,076)
    and [EURO] 1,395 in 1999 and 1998, respectively) ...              2,133             1,974                  1,587
Payments for acquisitions of businesses ................               (522)             (483)                   (78)
Proceeds from disposals of businesses ..................                397               367                    562
Increase in receivables from financial services, net ...             (2,645)           (2,447)                (2,856)
Acquisitions of securities (other
    than trading), net .................................             (1,057)             (978)                  (653)
Change in other cash ...................................               (295)             (273)                  (608)
                                                               --------------   ---------------   --------------------
CASH USED FOR INVESTING ACTIVITIES .....................             (8,562)           (7,922)                (6,375)
                                                               --------------   ---------------   --------------------

Change in commercial paper borrowings, net .............              3,935             3,641                    303
Change in financial liabilities (including amounts for
    financial services, net of [EURO] 1,803 ($1,949) and
    [EURO] 3,115 in 1999 and 1998, respectively) .......              1,986             1,837                  5,087
Dividends paid .........................................                 (2)               (2)                  (242)
Proceeds from capital increases ........................                 44                41                     54
Other ..................................................                  -                 -                   (198)
                                                               --------------   ---------------   --------------------
CASH PROVIDED BY FINANCING ACTIVITIES ..................              5,963             5,517                  5,004
                                                               --------------   ---------------   --------------------

Effect of foreign exchange rate changes on cash and cash
    equivalents (up to 3 months) .......................                299               277                    130
Net increase in cash and cash equivalents
    (up to 3 months) ...................................                437               404                  1,709
Cash and cash equivalents (up to 3 months) at beginning
    of period ..........................................              6,788             6,281                  6,634
                                                               --------------   ---------------   --------------------
CASH AND CASH EQUIVALENTS (UP TO 3 MONTHS) AT END OF
    PERIOD .............................................              7,225             6,685                  8,343
                                                               ==============   ===============   ====================

    ALL 1998 BALANCES HAVE BEEN RESTATED FROM DEUTSCHE MARKS INTO EUROS USING
                       THE OFFICIAL FIXED CONVERSION RATE.

     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE UNAUDITED INTERIM
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                               DAIMLERCHRYSLER AG

                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS
                                  (IN MILLIONS)

1. PRESENTATION OF CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

         DaimlerChrysler AG ("DaimlerChrysler" or the "Group") was formed through the merger of Daimler-Benz Aktiengesellschaft ("Daimler-Benz") and Chrysler Corporation ("Chrysler") in November 1998 ("Merger"). The condensed consolidated financial statements of DaimlerChrysler have been prepared in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP"), except that the Group accounts for certain joint ventures in accordance with the proportionate method of accounting (see Note 2). Prior to December 31, 1998, DaimlerChrysler prepared and reported its consolidated financial statements in Deutsche Marks ("DM"). With the introduction of the euro ("[EURO]") on January 1, 1999, DaimlerChrysler has presented the accompanying consolidated financial statements in euro. Accordingly, the Deutsche Mark consolidated financial statements for prior periods have been restated into euro using the Official Fixed Conversion Rate of [EURO] 1 = DM
1.95583. DaimlerChrysler's 1998 restated euro financial statements depict the same trends as would have been presented if it had continued to present its consolidated financial statements in Deutsche Marks. The Group's consolidated financial statements will, however, not be comparable to the euro financial statements of other companies that previously reported their financial information in a currency other than Deutsche Marks. All amounts herein are shown in millions of euros and as of and for the three months ended March 31, 1999, are also presented in U.S. dollars ("$"), the latter being presented solely for the convenience of the reader at the rate of [EURO] 1= $ 1.0808, the Noon Buying Rate of the Federal Reserve Bank of New York on March 31, 1999.

         The Merger was accounted for as a pooling of interests and accordingly, the historical results of Daimler-Benz and Chrysler for 1998 have been restated as if the companies had been combined for all periods presented. The information included in the condensed consolidated financial statements is unaudited but reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. The condensed consolidated financial statements should be read in conjunction with the December 31, 1998 consolidated financial statements and notes included in the Group's 1998 Annual Report on Form 20-F.

2. JOINT VENTURE

         In the first quarter of 1999, DaimlerChrysler acquired the remaining outstanding shares of Adtranz from Asea Brown Boveri for $472, subject to adjustment based on the resolution of certain contractual contingencies. The acquisition has been accounted for under the purchase method of accounting. The purchase price has been allocated to assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition, pending final determination of certain acquired balances. This allocation resulted in preliminary goodwill of approximately [EURO] 100, which will be amortized on a straight-line basis over 17 years.

         In 1998, DaimlerChrysler accounted for its investment in Adtranz using the proportionate method of accounting. Accordingly, the consolidated financial statements of DaimlerChrysler as of December 31, 1998 and for the three months ended March 31, 1998 included DaimlerChrysler's 50% proportionate interest in the assets and liabilities, results of operations and cash flows of Adtranz. Under U.S. GAAP, DaimlerChrysler's investment in Adtranz was required to be accounted for using the equity method of accounting. The differences in accounting treatment between the proportionate and equity methods did not affect reported shareholders' equity or net income of DaimlerChrysler. Under the equity method of accounting, DaimlerChrysler's net investment in Adtranz would have been included

                               DAIMLERCHRYSLER AG

                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS
                                  (IN MILLIONS)

within investments in the balance sheet and its share of the net income of Adtranz together with the amortization of the excess of the cost of its investment over its share of the investment's net assets would have been reported as a net amount in financial income, net in the Group's statement of income. Additionally, under the equity method, Adtranz' only impact on the Group's cash flow statement would have been an investing cash outflow of approximately [EURO] 159 in 1998 resulting from a capital contribution by DaimlerChrysler.

         Summarized financial information for Adtranz follows:

BALANCE SHEET INFORMATION                                                                           At December 31,
                                                                                                          1998
                                                                                                   -------------------
      Fixed assets*) .....................................................................         [EURO]         728
      Non-fixed assets ...................................................................                        842
                                                                                                   -------------------
  TOTAL ASSETS ...........................................................................                      1,570
                                                                                                   ===================

      Stockholders' equity ...............................................................         [EURO]         385
      Minority interests .................................................................                          7
      Accrued liabilities ................................................................                        542
      Liabilities ........................................................................                        636
                                                                                                   -------------------
  STOCKHOLDERS' EQUITY AND LIABILITIES ...................................................                      1,570
                                                                                                   ===================

(*) Includes net goodwill resulting from the formation of Adtranz of [EURO] 348.

                                                                                                 Three Months Ended
                                                                                                   March 31, 1998
                                                                                                ----------------------
STATEMENT OF OPERATIONS INFORMATION
    Revenues ................................................................................    [EURO]          319
    Operating loss ..........................................................................                    (11)
    Net income ..............................................................................                      3

    CASH FLOW INFORMATION Cash flows from:
           Operating activities ...............................................................  [EURO]          (21)
           Investing activities ...............................................................                  (88)
           Financing activities ...............................................................                  274
        Effect of foreign exchange rate changes on cash .......................................                    1
                                                                                                 ---------------------
        Change in cash (up to three months) ...................................................                  166
        Cash (up to three months) at beginning of period ......................................                  155
                                                                                                 ---------------------
        Cash (up to three months) at end of period ............................................                  321
                                                                                                 =====================

                               DAIMLERCHRYSLER AG

                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS
                                  (IN MILLIONS)

3. INCOME TAXES

         Effective January 1, 1999, the tax laws in Germany were changed, including a reduction in the retained corporate income tax rate from 45% to 40%. The effects of the changes in the German tax law on the December 31, 1998 deferred tax assets and liabilities of [EURO] 597 (basic: [EURO] 0.60 per share; diluted: [EURO] 0.59 per share) were recognized as a charge in the consolidated statement of income in the first quarter of 1999.

4. INVENTORIES

                                                                      At March 31,                At December 31,
                                                                          1999                         1998
                                                                  --------------------         --------------------
Raw materials and manufacturing supplies ...............          [EURO]       2,395           [EURO]       2,278
Work in process ........................................                       6,030                        4,568
Finished goods, parts and products held for resale .....                       8,631                        7,631
Advance payments to suppliers ..........................                         492                          312
                                                                  --------------------         --------------------
                                                                              17,548                       14,789
Less: Advance payments received ........................                      (4,333)                      (2,993)
                                                                  --------------------         --------------------
                                                                              13,215                       11,796
                                                                  ====================         ====================

5. CASH AND CASH EQUIVALENTS

         As of March 31, 1999 and December 31, 1998 cash and cash equivalents include [EURO] 590 and [EURO] 308, respectively, of deposits with original maturities of more than three months.

6. STOCKHOLDERS' EQUITY

         The changes in stockholders' equity for the three months ended March 31, 1999 follow (in [EURO]):

                                                                                 Accumulated other
                                                                                comprehensive income
                                                                         -----------------------------------
                                                  Additional              Cumulative   Available-   Minimum
                                        Capital     paid-in    Retained  translation    for-sale    pension
                                         stock      capital    earnings   adjustment   securities  liability    Total
                                        --------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 1999                2,561         7,274    20,533         (509)         528        (20)   30,367
Comprehensive income:
  Net income ......................           -             -     1,163            -            -          -     1,163
  Other comprehensive income ......           -             -         -        1,076         (214)         -       862
                                                                                                              ----------
  Total comprehensive income ......                                                                              2,025
Issuance of capital stock .........           2            32         -            -            -          -        34
Other .............................           -             7         -            -            -          -         7
                                        --------------------------------------------------------------------------------
BALANCE AT MARCH 31, 1999                 2,563         7,313    21,696          567          314        (20)   32,433
                                        ================================================================================

         Total comprehensive income of the Group for the three-month period ended March 31, 1998 was [EURO] 2,030.

                               DAIMLERCHRYSLER AG

                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS
                                  (IN MILLIONS)

7. SEGMENT REPORTING

         During the first quarter of 1999, Chrysler Financial Services and the Services segments were combined in the new segment DaimlerChrysler Services. Prior periods have been reclassified to conform with the 1999 presentation. Segment information for the three-month periods ended March 31, 1999 and 1998 follows (in [EURO]):


                                     Passenger  Commercial
                                     Cars and    Vehicles
                          Passenger   Trucks     Mercedes-
                            Cars     Chrysler,     Benz,
                          Mercedes-  Plymouth,  Freightliner, Daimler
                            Benz     Jeep(R),    Sterling,    Chrysler   Aero-           Elimi-  Consoli-
                            Smart      Dodge       Setra      Services   space    Other  nations   dated
                          ---------- ---------- ----------- ----------- -------- ------- -------- ---------
MARCH 31, 1999
Revenues                      8,111     15,201       6,037       2,510    1,917   1,214        -    34,990
Intersegment sales              329         90         112         281        3     104    (919)         -
                          ---------- ---------- ----------- ----------- -------- ------- -------- ---------
Total revenues                8,440     15,291       6,149       2,791    1,920   1,318    (919)    34,990

Operating Profit (Loss)         531      1,456         183         437       93      74        -     2,774

MARCH 31, 1998
Revenues                      7,041     14,995       5,077       2,280    1,692     777        -    31,862
Intersegment sales              432          -         197         253        6     116  (1,004)         -
                          ---------- ---------- ----------- ----------- -------- ------- -------- ---------
Total revenues                7,473     14,995       5,274       2,533    1,698     893  (1,004)    31,862

Operating Profit (Loss)         513      1,353         164         221       43     122     (20)     2,396

                                                                               For the three months ended
                                                                                        March 31,
                                                                            --------------------------------
                                                                                 1999            1998
                                                                            --------------  ----------------
Income before financial income and income taxes ..........................          2,706             2,294

  Not allocated: certain pension and postretirement benefit costs ........             85               176
  Allocated: certain financial income, net ...............................            (17)              (74)
                                                                            --------------  ----------------
Consolidated operating profit                                                       2,774             2,396
                                                                            ==============  ================

         In March 1999, debis AG, a wholly-owned subsidiary of DaimlerChrysler included in the DaimlerChrysler Services segment, sold a portion of its interests in debitel AG in an initial public offering of its ordinary shares for proceeds of [EURO] 264. The offering of ordinary shares resulted in a gain of approximately [EURO] 250, which is included in other income, and reduced debis' remaining equity interest in debitel to approximately 43%.

         In March 1998, the Group's semiconductor business was sold to an American company, Vishay Intertechnology, Inc., for a gain of approximately [EURO] 100.

                               DAIMLERCHRYSLER AG

                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS
                       (IN MILLIONS, EXCEPT SHARE AMOUNTS)

8. EARNINGS PER SHARE

         Earnings per share are determined as follows:

                                                                                   March 31,           March 31,
(in millions of [EURO] or millions of shares except earnings per share)                 1999                1998
---------------------------------------------------------------------------  -------------------  ------------------
  Basic earnings per share:
      Net income .......................................................                  1,163               1,453
                                                                             -------------------  ------------------
      Weighted average number of shares outstanding ....................                1,002.1               932.0
                                                                             -------------------  ------------------
      Basic earnings per share .........................................                   1.16                1.56
                                                                             ===================  ==================

  Diluted earnings per share:
      Net income .......................................................                  1,163               1,453
      Interest expense on convertible bonds and notes (net of tax)......                      5                   6
                                                                             -------------------  ------------------
                                                                                          1,168               1,459
                                                                             -------------------  ------------------
      Weighted average number of shares outstanding.....................                1,002.1               932.0
      Dilutive effect of convertible bonds and notes ...................                   18.7                25.4
      Shares issued on exercise of dilutive options ....................                      -                11.4
      Shares purchased with proceeds of options ........................                      -                (7.3)
      Shares applicable to convertible preferred stock .................                      -                 0.1
      Shares contingently issuable .....................................                      -                 0.8
                                                                             -------------------  ------------------
                                                                                        1,020.8               962.4
                                                                             -------------------  ------------------
      Diluted earnings per share .......................................                   1.14                1.52
                                                                             ===================  ==================

         Excluding the effect on the 1999 consolidated statement of income of the income tax charge of [EURO] 597 relating to changes in German tax laws, basic and diluted earnings per share would have been [EURO] 1.76 and [EURO] 1.73, respectively.

         On March 31, 1999, convertible bonds issued in connection with the 1998 Stock Option Plan were not included in the computation of diluted earnings per share because the options' underlying target stock price was greater than the market price for DaimlerChrysler Ordinary Shares on March 31, 1999.

         Unexercised employee stock options to purchase 0.1 million shares of DaimlerChrysler Ordinary Shares as of March 31, 1998, were not included in the computations of diluted earnings per share because the options' exercise prices were greater than the average market price of DaimlerChrysler Ordinary Shares during the respective periods.

                               DAIMLERCHRYSLER AG

                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS
                                  (IN MILLIONS)

9. SUMMARIZED FINANCIAL INFORMATION

         Summarized financial information for DaimlerChrysler North America Holding Corporation (formerly Daimler-Benz North America Corporation), DaimlerChrysler Corporation and Chrysler Financial Company, L.L.C. and their respective consolidated subsidiaries are set forth below (in millions of U.S.$):

DAIMLERCHRYSLER NORTH AMERICA HOLDING CORPORATION                              March 31,         December 31,
     AND CONSOLIDATED SUBSIDIARIES                                               1999                1998
                                                                           -----------------  -------------------
  Receivables, net ...................................................     $         13,894   $            8,589
  Equipment on operating leases, net .................................                6,371                6,002
  Property, plant and equipment, net .................................                1,517                1,548
  Other assets .......................................................                3,745                3,138
                                                                           -----------------  -------------------
  TOTAL ASSETS .......................................................               25,527               19,277
                                                                           =================  ===================

  Current liabilities.................................................               15,732               10,375
  Non-current liabilities.............................................                6,119                5,333
  Stockholder's equity................................................                3,676                3,569
                                                                           -----------------  -------------------
  STOCKHOLDER'S EQUITY AND LIABILITIES ...............................               25,527               19,277
                                                                           =================  ===================

                                                                                March 31,           March 31,
                                                                                   1999                1998
                                                                           -------------------  -------------------
Revenues:
  Net sales of products ..............................................     $            4,900   $            3,728
  Finance and lease income............................................                    548                  465
Operating costs.......................................................                  5,015                3,739
Net income............................................................                    172                  191

DAIMLERCHRYSLER CORPORATION                                                    March 31,          December 31,
     AND CONSOLIDATED SUBSIDIARIES *)                                            1999                1998
                                                                           -----------------  -------------------
  Cash, cash equivalents and marketable securities ...................     $          7,252   $            8,093
  Finance receivables and retained interests in sold receivables .....               18,146               17,179
  Property and equipment, net ........................................               23,272               21,555
  Other assets .......................................................               22,875               22,227
                                                                           -----------------  -------------------
  TOTAL ASSETS .......................................................               71,545               69,054
                                                                           =================  ===================

  Current liabilities.................................................               34,987               30,989
  Long-term debt......................................................               10,125               11,419
  Other noncurrent liabilities........................................               13,622               13,491
  Stockholder's equity................................................               12,811               13,155
                                                                           -----------------  -------------------
  STOCKHOLDER'S EQUITY AND LIABILITIES ...............................               71,545               69,054
                                                                           =================  ===================

         *) Including Chrysler Financial Company, L.L.C. and consolidated subsidiaries.

                               DAIMLERCHRYSLER AG

                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS
                                  (IN MILLIONS)

DAIMLERCHRYSLER CORPORATION                                                     March 31,            March 31,
     AND CONSOLIDATED SUBSIDIARIES*)                                              1999                 1998
                                                                           -------------------  -------------------
Revenues:
  Sales of manufactured products .....................................     $           16,922   $           15,908
  Finance and insurance revenues .....................................                    651                  444
  Other revenues .....................................................                    394                  423
Total expenses .......................................................                 16,812               15,723
Net earnings .........................................................                  1,155                1,052

         *) Including Chrysler Financial Company, L.L.C. and consolidated subsidiaries.

CHRYSLER FINANCIAL COMPANY, L.L.C.                                             March 31,          December 31,
     AND CONSOLIDATED SUBSIDIARIES                                               1999                1998
                                                                           -----------------  -------------------
  Finance receivables and retained interests, net ....................     $         17,895   $           17,307
  Vehicles leased, net ...............................................                5,911                4,133
  Loans and other amounts due from affiliates ........................                1,297                1,930
  Other assets .......................................................                2,159                1,940
                                                                           -----------------  -------------------
  TOTAL ASSETS .......................................................               27,262               25,310
                                                                           =================  ===================

  Current liabilities.................................................               13,036                9,946
  Non-current liabilities.............................................               10,813               12,028
  Shareholder's investment............................................                3,413                3,336
                                                                           -----------------  -------------------
  SHAREHOLDER'S INVESTMENT AND LIABILITIES ...........................               27,262               25,310
                                                                           =================  ===================

                                                                                March 31,            March 31,
                                                                                  1999                 1998
                                                                           -------------------  -------------------
Net margin and other revenues ........................................     $              412   $              411
Total costs and expenses .............................................                    268                  251
Net earnings .........................................................                     96                  108

         Separate full consolidated financial statements of DaimlerChrysler North America Holding Corporation, DaimlerChrysler Corporation and Chrysler Financial Company, L.L.C. and their respective consolidated subsidiaries are not presented as management has determined that such information is not material to holders of the outstanding debt securities.

                               DAIMLERCHRYSLER AG

                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS
                                  (IN MILLIONS)

10. SUBSEQUENT EVENTS

         On April 1, 1999, DaimlerChrysler received a "statement of objections" from the European Commission (the "Commission"), requesting the Group to take a position on charges that DaimlerChrysler violated antitrust rules by impeding cross-border sales of Mercedes-Benz passenger cars. The forthcoming proceedings may lead the Commission to impose fines on DaimlerChrysler in an amount which is not currently determinable. If the allegations brought forward by the Commission are proven, it is reasonably possible that DaimlerChrysler may be required to make expenditures which could have a material effect on the Group's consolidated operating profit. DaimlerChrysler denies these charges and intends to defend itself vigorously.

                                 DaimlerChrysler


                                 [Photo Omitted]


                           Consolidated Interim Report
                         January 1 through March 31, 1999


                  Revenues increased by 10% to [EURO] 35 billion

                      ------------------------------------

                 Operating Profit up by 16% to [EURO] 2.8 billion

                      ------------------------------------

                 Growth in revenues and profits in all divisions

                      ------------------------------------

DAIMLERCHRYSLER

                                                                 01-03/99             01-03/98
                                                                   [EURO]               [EURO]
Amounts in Millions
Revenues                                                           34,990               31,862
  European Union                                                   11,448                9,834
    of which Germany                                                6,559                5,543
  US                                                               18,544               16,416
  Rest of World                                                     4,998                5,612
Employees                                                         456,440              422,300
Investments in Property, Plant and Equipment                        1,644                1,792
Cash Provided by Operating Activities                               2,532                2,950
Operating Profit                                                    2,774                2,396
Operating Profit (adjusted) 1)                                      2,523                2,176
Net Income 1)                                                       1,639                1,332
  Per Share 1)                                                       1.64                 1.43

     1) excluding one-time effects; net income and earnings per share also adjusted for the effects of changes in German tax law in 1999.

UNIT SALES OF THE VEHICLE DIVISIONS

Passenger Cars Mercedes-Benz, smart                               243,280              200,805
  European Union                                                  164,381              124,912
    of which Germany                                               91,466               74,288
  US                                                               43,167               40,038
  Japan                                                            12,533               11,355
  Rest of World                                                    23,199               24,500

Passenger Cars & Trucks
Chrysler, Plymouth, Jeep, Dodge                                   835,858              825,720
  NAFTA                                                           793,045              768,940
    of which US                                                   712,449              672,773
  Rest of World                                                    42,813               56,780

Commercial Vehicles
Mercedes-Benz, Freightliner, Sterling, Setra                      128,072              107,919
  European Union                                                   61,723               52,807
    of which Germany                                               26,194               22,148
  US                                                               40,713               21,966
  South America                                                    10,253               15,144
  Rest of World                                                    15,383               18,002

-------------------------------

Figures for chart revenues by regions

Revenues by Regions
In Billions of [EURO]                        Jan. to March 1998             Jan. to March 1999
Germany                                                     5.5                            6.6
EU excluding Germany                                        4.3                            4.9
US                                                         16.4                           18.5
Other Markets                                               5.6                            5.0

----------------------

Figures for chart revenues by segments

Revenues by Segments
In Billions of [EURO]                        Jan. to March 1998             Jan. to March 1999
Passenger Cars
    Mercedes-Benz, smart                                    7.5                            8.4
Passenger Cars & Trucks
    Chrysler, Plymouth, Jeep, Dodge                        15.0                           15.3
Commercial Vehicles
     Mercedes-Benz, Freightliner,
     Sterling, Setra                                        5.3                            6.1
Services                                                    2.5                            2.8
Aerospace                                                   1.7                            1.9
Other Industrial Businesses                                 1.0                            1.1

BUSINESS REVIEW

In the first three months of 1999 the DaimlerChrysler Group was able to continue the positive trend of 1998 in almost all divisions. Operating profit rose by 16% to [EURO] 2.8 billion. In the same period revenues increased by 10% to [EURO] 35.0 billion. All our business units contributed to this ongoing growth. Difficulties arose as a result of the economic and financial crises in Latin America and Asia. We increased the number of our employees to 456,000.

UPWARD TREND IN PROFITS CONTINUES. In the first quarter of 1999 DaimlerChrysler recorded a further significant increase in operating profit. At [EURO] 2.8 billion this marked a rise of 16% compared with the first three months of 1998. All business divisions have contributed to the increase in profits. Even the Mercedes-Benz, Freightliner, Sterling, Setra Commercial Vehicles Division, which has suffered most from the effects of the crisis in Latin America and the economic difficulties in Turkey, was able to improve on the previous year's figures. At [EURO] 1.5 billion, the Chrysler, Plymouth, Jeep, Dodge Passenger Cars and Trucks Division made the largest contribution to the operating profit of the Group. The results of the smart and Rail Systems business units have not yet fulfilled expectations. Excluding one-time effects net income increased by [EURO] 0.3 billion to [EURO] 1.6 billion.

REVENUES INCREASED BY 10% TO [EURO] 35.0 BILLION. In the first three months of 1999 the revenues of the DaimlerChrysler Group increased by 10% to [EURO]
35.0 billion with all business divisions increasing their revenues. A particularly impressive increase was achieved by the Mercedes-Benz, Freightliner, Sterling, Setra Commercial Vehicles Division with growth of 17% to [EURO] 6.1 billion. The Mercedes-Benz and smart Passenger Cars Division and the Aerospace Division were also able to report an above-average improvement in their business volumes with an increase of 13% each. In addition the Chrysler, Plymouth, Jeep, Dodge Passenger Cars and Trucks Division surpassed the high figure attained in the same period of the previous year by 2 %, taking revenues to [EURO] 15.3 billion.

Overall, the automotive divisions accounted for 85% of total revenues. The Services Division contributed 8% and a further 5% was earned in the Aerospace Division.

From a geographical point of view, the trend in the European Union was especially positive. Here we were able to increase revenues by 16% to [EURO]
11.4 billion. And in the US revenues increased by 13%. Revenues declined, however, in Asia and Latin America as a result of the financial and economic crises in those areas.

FURTHER INCREASE IN EMPLOYMENT IN FIRST QUARTER 1999. The number of employees has risen to 456,000 persons, due mainly to the acquisition of the shares in Adtranz previously held by ABB. On the other hand, the fact that debitel has now left the consolidated group has resulted in a reduction of 2,400 employees. In the Services Division in particular we were able to recruit new employees in the first quarter of 1999. The DaimlerChrylser Group has therefore increased the number of employees on payroll by 4% compared with the 1st quarter of 1998.

--------------------------------------------------------------------------------
Share Price Index
(as of Nov. 17, 1998)
                                 DaimlerChrysler           DAX        M.S.C.I. Automobiles Index
Nov. 17, 1998                    100                       100        100
November 1998                    116                       109        108
December 1998                    117                       106        106
January 1999                     129                       110        116
February 1999                    119                       104        113
March 1999                       112                       101        119
April 1999                       130                       110        129

PASSENGER CARS MERCEDES-BENZ, SMART

                                          Jan.-Mar. 1999       Jan.-Mar. 1998
Amounts in millions                               [EURO]               [EURO]
Operating profit                                     531                  513
Revenues                                           8,440                7,473
Sales (units)                                    243,280              200,805
Production (units)                               268,658              212,009
Employees (March 31) 1)                          100,265 2)            92,772

--------------------------------------------------------------------------------
1) Plus a further 31,542 employees engaged in joint sales of Mercedes-Benz and smart cars and Mercedes-Benz, Freightliner, Sterling and Setra commercial vehicles.
2) Including an addition of 4,144 employees (adjusted for changes in the consolidated group).
--------------------------------------------------------------------------------

UPWARD TREND CONTINUES. The Mercedes-Benz and smart Passenger Cars Division was able to continue last year's upward trend in sales and revenues and increased its operating profit from [EURO] 513 to [EURO] 531 million. At 243,300 units, sales of Mercedes-Benz and smart vehicles rose by 21% as compared with the first three months of 1998. Revenues increased by 13% to [EURO] 8.4 billion. In particular, the A- and M-Class, CLK, and of course the new, extremely popular S-Class are ensuring solid growth in partly stagnating markets. With the introduction of the diesel engine and automatic transmission versions, the A-Class has recorded further significant increases in the classical diesel markets such as France and the Netherlands. The new S-Class sedan, which was only introduced throughout Europe during the first quarter of 1999, was exceptionally well received by the market, recording increases in sales far beyond the levels achieved by competitors.

INCREASED VEHICLE SALES IN ALL AREAS. Whereas our sales of Mercedes-Benz vehicles in Germany increased by 18% to 88,000 units, we were able to record an increase of 35% to a total of 73,200 vehicles in other countries of Western Europe. In the US sales increased by 8% to a new all-time high of 43,200 units. We can look forward to further boosts in sales in the coming quarter-years, especially in view of the impending launch of the new S-Class onto the American market. The upward trend was also noticeable in Japan: Our sales increased by 10% in a market characterized by a further decline in market volume. This increase was principally due to the high acceptance of the A-Class, which was voted import car of the year 1998 in Japan.

The smart brand, however, failed to live up to expectations in the first quarter. With upgrades in standard equipment, which represents a further considerable improvement in value for the money, we can expect a significant increase in sales and the achievement of our goals over the next quarters.

PASSENGER CARS & TRUCKS CHRYSLER, PLYMOUTH, JEEP(R), DODGE

                                          Jan.-Mar. 1999      Jan.-Mar. 1998
Amounts in millions                               [EURO]              [EURO]
Operating profit                                   1,456               1,353
Revenues                                          15,291              14,995
Sales (units)                                    835,858             825,720
Production (units)                               823,947             802,279
Employees (March 31)                             126,230             122,984

--------------------------------------------------------------------------------

PREVIOUS YEAR'S HIGH LEVEL OF SALES MAINTAINED. The Passenger Cars and Trucks Chrysler, Plymouth, Jeep, Dodge reported increased revenues of 2% to [EURO] 15.3 billion (6% increase in US $) as a result of an improved product mix. Vehicle shipments increased by 1% or 10,000 units to nearly 836,000 units. Operating profit increased from [EURO] 1.4 to [EURO] 1.5 billion.

The improvement in the number of vehicles shipped was principally due to higher shipments of the new Jeep Grand Cherokee, Dodge Durango and full-size sedans of all brands, partially offset by lower shipments of the Neon, the Chrysler Cirrus and Dodge Stratus sedans. Shipments outside of the NAFTA region registered a decline of 14,000 units to 43,000, primarily caused by economic difficulties in Latin American markets.

INCREASE IN MARKET SHARES. First quarter 1999 US and combined US and Canada market share for cars and trucks was 16.4% and 16.6% respectively as compared with 16.0% and 16.4% respectively in the first quarter of 1998. US car market share in the first quarter of 1999 was 9.8%, an increase of 0.4%. The increase was primarily due to higher retail sales of Chrysler and Dodge full-sized sedans. Truck market share in the first three months of 1999 was 23.1% as compared with 23.0% in the first three months of 1998.

As a result of the overall upward trend in sales, vehicle production of the Chrysler, Plymouth, Jeep and Dodge brands increased by 21,700 units to 824,000 units, an increase of 3% as compared with the first quarter of 1998.

At the beginning of 1999 the 2000 Dodge Neon debuted in dealerships with an all-new exterior and interior, along with substantially improved on-road performance and handling. The Chrysler PT Cruiser, which was introduced at the Detroit Motor Show in January, will create an all-new car segment in America as a result of its versatility for each individual owner. The market launch for this innovative new vehicle concept is set for early 2000.

COMMERCIAL VEHICLES MERCEDES-BENZ, FREIGHTLINER, STERLING, SETRA

                                          Jan.-Mar. 1999       Jan.-Mar. 1998
Amounts in millions                               [EURO]               [EURO]
Operating profit                                     183                  164
Revenues                                           6,149                5,274
Sales (units)                                    128,072              107,919
Production (units)                               136,715              120,498
Employees (March 31) 1)                           88,523               85,200

--------------------------------------------------------------------------------
1) Plus a further 31,542 employees engaged in joint sales of Mercedes-Benz and smart cars and Mercedes-Benz, Freightliner, Sterling and Setra commercial vehicles.

--------------------------------------------------------------------------------

COMMERCIAL VEHICLES SUCCESSFUL IN SPITE OF DIFFICULT ECONOMIC ENVIRONMENT.
The Commercial Vehicles Division shipped 128,000 vehicles worldwide in the first quarter of 1999, representing an increase of 19% over the comparable period in 1998. Operating profit rose even further from [EURO] 164 to [EURO] 183 million and revenues rose to [EURO] 6.1 billion as compared with [EURO]
5.3 billion for the first three months of 1998. The most significant area of growth was North America where an increase in revenues of 49% was recorded. The effects of the economic problems in Latin America and Turkey were felt most strongly in the Commercial Vehicles Latin America and Buses Europe units.

DIFFERING TRENDS IN THE BUSINESS UNITS. The Trucks Europe unit increased its sales by 18% to 21,700 vehicles. Both the heavy-duty ACTROS and the new ATEGO delivery truck, which was voted "Truck of the Year 1999" at the Brussels Commercial Vehicle Show in January, contributed to the results.

In the first three months of 1999 the Vans Europe unit, with its successful Vito, V-Class, Sprinter and Vario models, retained its number one position in the 2 to 6t segment in Western Europe. Sales grew by 6% to 47,100 units. In March we presented facelifts of the Vito and the V-Class to the public, the most significant features being the new CDI engines.

The Buses Europe business unit sold 1,375 complete buses of the Mercedes-Benz and Setra brands but could not attain the high level of the previous year. This was primarily due to a significant drop in sales in Turkey, which was almost balanced out by considerable increases in Germany and other countries of Western Europe.

The dynamic trend in the Commercial Vehicles North America business unit continued unabated with sales reaching 45,800 units (up 70%). The new Sterling brand and the school bus manufacturer Thomas Built Buses made significant contributions to these results. The joint venture with the Mayflower Corporation for the manufacture and distribution of long-distance buses has further strengthened our position in the North American bus market.

As a consequence of the financial crisis in Brazil, the Commercial Vehicles Latin America business unit has seen its sales fall by 30% to 10,400 vehicles. In a rapidly shrinking market overall, we managed to increase our market share for buses and vans.

The Powertrain unit continued on its growth course: revenues increased by 2% to [EURO] 818 million. The 900 series Mercedes-Benz engines were introduced in Freightliner Trucks for the first time at the Mid-America Trucking Show. In order to consolidate our competitive position we have signed a contract with Siemens Automotive for the joint development of an electronic steering system.

SERVICES
Financial Services, IT Services

                                          Jan.-Mar. 1999        Jan.-Mar. 1998
Amounts in millions                               [EURO]                [EURO]
Operating profit                                     437                   221
Revenues                                           2,791                 2,533
Employees (March 31)                              22,576                19,136

--------------------------------------------------------------------------------

DEBIS CONTINUES ON GROWTH COURSE. Following the merger of the activities of the Chrysler Financial Company L.L.C. with those of debis, the dynamic business trend of the previous years has continued. On a comparable basis, revenues increased by 26% to [EURO] 2.8 billion. Revenues attained by debitel are no longer included in the results for the first quarter, since debis' shareholdings in debitel have decreased from 52.4% to around 43% as a result of debitel being listed on the stock exchange in March 1999 and therefore leaving the consolidated group. Operating profit, which increased from [EURO] 221 to [EURO] 437 million, includes a non-recurring component of [EURO] 251 million resulting from the sale of the debitel stock.

STRONG GROWTH IN FINANCIAL SERVICES. In the Financial Services business unit we have strengthened our position still further with more company formations and acquisitions. Taking into account revenues from Chrysler Financial Services, total revenues for the business unit increased by 22% to [EURO] 2.2 billion in the first quarter of 1999. New business rose by 20% with the volume of portfolio serviced rising by 19% to [EURO] 78.5 billion. In particular, the upward trend in new business in the US and in Germany made significant contributions to these results. The merger of debis and Chrysler Financial Services is proceeding successfully.

MARKED GROWTH IN IT SERVICES. In the IT Services business unit revenues increased by 41% to [EURO] 0.6 billion as a result of the continuing upward business trend. Incoming orders similarly rose - primarily as a result of a contract being concluded with the government of Catalonia - by 9% over the previous year. This key project means that debis Systemshaus has taken an important step towards strengthening its position in the Spanish market.

AEROSPACE
Commercial Aircraft, Military Aircraft, Space Infrastructure, Satellites, Defense and Civil Systems, Aero Engines

                                          Jan.-Mar. 1999       Jan.-Mar. 1998
Amounts in millions                               [EURO]               [EURO]
Operating profit                                      93                   43
Revenues                                           1,920                1,698
Employees (March 31)                              45,873               43,679

--------------------------------------------------------------------------------

REVENUES INCREASED BY 13%. At [EURO] 1.9 (1998: [EURO] 1.7) billion, revenues in the Aerospace Division for the first three months of 1999 surpassed the comparable figure for the previous year by 13%. Above all, a significant increase was recorded in the Commercial Aircraft and Aero Engines business units. A slight increase was also reported in the Space Infrastructure business unit. In the other areas, however, revenues remained below the level of the previous year. At [EURO] 93 million, operating profit more than doubled.

INCOMING ORDERS AT EXPECTED LEVELS. As expected, incoming orders for Dasa at [EURO] 1.5 billion did not reach the exceptionally high level in the same period of the previous year ([EURO] 4.5 billion). In the first quarter of 1998 orders for the pre-series production phases of the Eurofighter had led to a high of approx. [EURO] 1 billion in the Military Aircraft business unit and for the Eurofighter EJ200 engine in the Aero Engines business unit. In addition to the significant drop in incoming orders in both these units, a lower volume of orders was recorded in almost all other business units.

OTHER INDUSTRIAL BUSINESSES
Rail Systems, Automotive Electronics, MTU/Diesel Engines

                                          Jan.-Mar. 1999        Jan.-Mar. 1998
Amounts in millions                               [EURO]                [EURO]
RAIL SYSTEMS 1)
Revenues                                             702                  631
Incoming orders                                      447                1,096
Employees (March 31)                              23,713               24,710

AUTOMOTIVE ELECTRONICS
Revenues                                             220                  179
Incoming orders                                      282                  185
Employees (March 31)                               4,885                4,165

MTU/DIESEL ENGINES
Revenues                                             158                  183
Incoming orders                                      168                  211
Employees (March 31)                               5,869                5,777

--------------------------------------------------------------------------------
1) 50% consolidation in 1998

--------------------------------------------------------------------------------

ADTRANZ IMPROVES INTERNAL PROCESSES. In the Rail Systems business unit, the first quarter of 1999 saw Adtranz introduce a new structure of responsibilities in the top two management levels. This new structure will enable us to make decisions more rapidly and more effectively. In the future, a platform concept will help Adtranz to process orders much more cost-effectively than in the past. Whereas revenues increased by 11% to [EURO] 702 million in the first quarter, the level of incoming orders was below the high level achieved a year ago.

AUTOMOTIVE ELECTRONICS CONTINUES ON GROWTH COURSE. The Automotive Electronics business unit was able to increase its revenues by 23% to [EURO] 220 million and its incoming orders by an impressive 52% to [EURO] 282 million. As a result of this positive trend TEMIC was in a position to create 250 new jobs. The acquisition of a company in Singapore for the manufacture of sensor components is enabling us to considerably accelerate the development of sensors for the next generation of airbags.

FALLING REVENUES FOR MTU/DIESEL ENGINES due to invoicing factors. In the first three months of this year the MTU/Diesel Engines business unit recorded revenues of [EURO] 158 million. As a result of invoicing a number of large orders in the previous year, we could not match the figures for 1998. Incoming orders also remained below the level of the previous year, which also included a number of large orders.

ANALYSIS OF THE FINANCIAL SITUATION

HIGHER OPERATING PROFIT IN ALL DIVISIONS. Operating profit for the DaimlerChrysler Group reached [EURO] 2.8 billion and thereby surpassed the figure for the previous year by 16%. Whereas profits for the comparable period in 1998 included special items amounting to [EURO] 220 million - mainly due to the sale of the semi-conductor business and of two buildings at the Potsdamer Platz - the operating profit for the current year includes profits amounting to [EURO] 251 million from the Initial Public Offering of debitel. Therefore, after adjustment for the one-time items in both years, the operating profit also shows growth of 16%, i.e. of approx. [EURO] 350 million to [EURO] 2.5 billion.

The Mercedes-Benz and smart Passenger Cars Division was once again able to increase its operating profit slightly, reaching [EURO] 531 (1998: [EURO]
513) million. Costs arising in connection with the ambitious market introduction of the smart were more than compensated for by the continuing market success of the Mercedes-Benz vehicles and the very successful start of the new S-Class.

Passenger Cars and Trucks Chrysler, Plymouth, Jeep, Dodge achieved an operating profit of [EURO] 1.5 billion in the first quarter of 1999, an improvement of 8% compared to the first quarter of the previous year. On a US-$ basis the increase amounts to 12%. This was primarily caused by improvements in product mix and higher vehicle shipments. Continuing difficulties in Latin American markets, costs related to the launch of the new Neon and production losses related to inclement weather in North America in early 1999 prevented an even stronger growth in earnings.

In the Mercedes-Benz, Freightliner, Sterling, Setra Commercial Vehicles Division the continuing upward trend in the European and North American markets enabled operating profit to increase by 12% to [EURO] 183 million in spite of the difficult economic situation in South America and Turkey.

Operating profit in the Services Division reached [EURO] 437 million. However, this amount includes [EURO] 251 million from the above-mentioned stock exchange listing of debitel in March 1999. Taking into account the one-time profit resulting from exchanging debitel stock for the contribution of Freecom stock by Metro in the first quarter of 1998, the comparable operating profit remained at the level of the previous year.

The Aerospace Division was able to record a considerable increase in its contribution to profits, attaining an operating profit of [EURO] 93 million. This was largely due to the upward business trend in the Commercial Aircraft and Defense and Civil Systems business units.

Whereas the positive trend in business and profits in the Automotive Electronics business unit continued in the first quarter of 1999, the results recorded by Adtranz, which for the first time was included 100% in the consolidated financial statements, were once again negative. The MTU/Diesel Engines business unit was not quite able to achieve the profits earned in the first quarter of the previous year, which had been characterized by comparatively high revenues and a correspondingly high operating profit.

Financial income at [EURO] 0.1 billion remained at the level of the previous year. Charges resulting from the valuation of derivative financial instruments which did not qualify for hedge accounting, resulting primarily from the rise in value of the US dollar against the euro in the first quarter of 1999, were offset by an increase in interest income.

NET INCOME INFLUENCED BY ONE-TIME TAX EFFECTS. Income before income taxes amounted to [EURO] 2.8 billion; this represents an increase of 15% compared with the figure for the previous year. At [EURO] 1.6 billion, taxes for the first three months of 1999 were exceptionally high. This was due in large part to changes in the tax law passed by the German legislature in spring 1999. Since the Group's German companies together record considerable excess assets in the form of deferred taxes, the future benefits resulting from the reduction in the rate of corporation tax from 45% to 40% were offset by a one-time tax burden as a consequence of the decreased valuation of these deferred tax assets. In addition, the broadening of the tax base results in a considerable increase in the tax burden. Taking all these effects into account produces an additional tax burden of [EURO] 0.6 billion and an exceptionally high effective rate of taxation of 59% for the first quarter of 1999. We are anticipating current and deferred taxes - including these special tax effects - to amount to more than 40% of the pre-tax income for the whole of 1999.

Consolidated net income for the first three months of 1999 is reported as [EURO] 1.2 (1998: [EURO] 1.5) billion. On the basis of this net income, basic earnings per share amount to [EURO] 1.16, which is therefore [EURO] 0.40 lower than the corresponding value for the previous year. Adjusting the results of both years to take into account the one-time effects produces an increase of net income from [EURO] 1.3 to [EURO] 1.6 billion and of basic earnings per share from [EURO] 1.43 to [EURO] 1.64.

GROWTH OF FINANCIAL SERVICES CHARACTERIZES BALANCE SHEET AND CASH FLOW STATEMENT. The [EURO] 16.0 billion increase in the balance sheet total to [EURO] 152.1 billion (up 12% over year-end 1998) is due to continued expansion in the leasing and sales financing business and the growth in business volume, but also includes the effects of currency conversion. The March 31 euro exchange rate against the US dollar used for the translation of the assets and liabilities of the American companies in the Group fell from $
1.17 at year-end 1998 to $ 1.07 as of March 31, 1999. On the assets side, leased equipment and receivables from financial services recorded an above-average increase. This was mirrored by the largest increase on the liabilities side, recorded in financial liabilities, which rose by [EURO] 8.0 to [EURO] 48.5 billion. Compared with December 31, 1998, stockholders' equity increased by [EURO] 2.1 to [EURO] 32.4 billion. This was due not only to the increase in net income in the first quarter, but also to the beneficial effects of currency conversion. Despite this, the equity ratio (adjusted to take account of dividend payments) fell slightly from 21% to 20% compared with year-end 1998; excluding the financial services business produces an equity ratio of 28%, the same as at the end of 1998.

Cash flow provided by operating activities decreased by [EURO] 0.4 to [EURO]
2.5 billion compared with the first quarter of 1998. This was due to an increase in working capital resulting from higher business volume. In contrast, cash flow used for investing activities continued to increase and reached [EURO] 7.9 (1998: [EURO] 6.4) billion. Net additions to leased equipment alone increased in comparison with the first three months of the previous year by [EURO] 1.3 to [EURO] 2.4 billion. In view of the continuing high capital requirement in connection with the expanding leasing and sales financing business, cash flow provided by financing activities continued to be characterized by borrowings; at [EURO] 5.5 billion it was once again above the level of the corresponding period of the previous year ([EURO] 5.0 billion). Whereas cash and cash equivalents increased slightly in the first quarter of 1999 from [EURO] 6.3 to [EURO] 6.7 billion, overall liquidity, which also includes longer-term investments and securities, rose by [EURO]
1.6 to [EURO] 20.7 billion in the same period.

CONSOLIDATED STATEMENTS OF INCOME  =>

                                              Jan.-Mar. 1999     Jan.-Mar. 1998
in millions, except per share amounts                 [EURO]             [EURO]
Revenues                                              34,990             31,862
Cost of sales                                        (27,328)           (24,998)
-------------------------------------------------------------------------------
Gross margin                                           7,662              6,864
Selling, administrative and other expenses            (4,034)            (3,926)
Research and development                              (1,308)            (1,121)
Other income                                             386                477
-------------------------------------------------------------------------------
Income before financial income and
   income taxes                                        2,706              2,294
Financial income, net                                    100                142
-------------------------------------------------------------------------------
Income before income taxes                             2,806              2,436
Effects of changes in German tax law                    (597)                 -
Income taxes                                          (1,047)              (977)
-------------------------------------------------------------------------------
Total income taxes                                    (1,644)              (977)
Minority interest                                          1                 (6)
-------------------------------------------------------------------------------
Net income 1)                                          1,163              1,453
-------------------------------------------------------------------------------
Earnings per share 1)
Basic earnings per share                                1.16               1.56
Diluted earnings per share                              1.14               1.52

----------------------------
1) Including the one-time effects discussed in the BUSINESS REVIEW and the ANALYSIS OF THE FINANCIAL SITUATION.

--------------------------------------------------------------------------------

Operating Profit by Segments

                                           Jan.-Mar. 1999        Jan.-Mar. 1998
in millions                                        [EURO]                [EURO]
Passenger Cars
  (Mercedes-Benz, smart)                              531                   513
Passenger Cars and Trucks
  (Chrysler, Plymouth, Jeep(R), Dodge)              1,456                 1,353
Commercial Vehicles
  (Mercedes-Benz, Freightliner,
  Sterling, Setra)                                    183                   164
Services                                              437                   221
Aerospace                                              93                    43
Other                                                  74                   122
Eliminations                                            -                   (20)
--------------------------------------------------------------------------------
DaimlerChrysler Group                               2,774                 2,396

--------------------------------------------------------------------------------

Reconciliation to Operating Profit

                                                Jan.-Mar. 1999   Jan.-Mar. 1998
in millions                                             [EURO]           [EURO]
Income before financial
income and income taxes                                  2,706            2,294
+     Interest costs of pensions, net                       85              176
+     Operating income from affiliated,
      associated and related companies                      13               11
+     Gains on unallocated financial instruments           (30)             (85)
--------------------------------------------------------------------------------
Operating Profit                                         2,774            2,396

--------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS   =>

                                                       March 31,    December 31,
                                                            1999            1998
in millions                                               [EURO]          [EURO]
Assets
Intangible assets                                          2,826           2,561
Property, plant and equipment, net                        31,594          29,532
Investments and long-term financial assets                 3,008           2,851
Equipment on operating leases, net                        18,010          14,662
--------------------------------------------------------------------------------
Fixed assets                                              55,438          49,606

Inventories                                               13,215          11,796
Receivables from financial services                       30,699          26,468
Trade and other receivables                               21,243          18,380
Securities                                                13,192          12,160
Cash and cash equivalents                                  7,275           6,589
--------------------------------------------------------------------------------
Non-fixed assets                                          85,624          75,393
Deferred taxes and prepaid expenses                       11,040          11,150
--------------------------------------------------------------------------------
Total assets                                             152,102         136,149
--------------------------------------------------------------------------------

Liabilities and stockholders' equity

Stockholders' equity                                      32,433          30,367
Minority interests                                           619             691
Accrued liabilities for retirement plans                  17,497          16,618
Other accrued liabilities                                 19,660          18,011
--------------------------------------------------------------------------------
Accrued liabilities                                       37,157          34,629
Financial liabilities                                     48,466          40,430
Trade and other liabilities                               24,335          22,097
--------------------------------------------------------------------------------
Liabilities                                               72,801          62,527
Deferred taxes and income                                  9,092           7,935
--------------------------------------------------------------------------------
Total liabilities                                        119,669         105,782
--------------------------------------------------------------------------------
Total liabilities and stockholders' equity               152,102         136,149
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                    Jan.-Mar. 1999           Jan.-Mar. 1998
in millions                                                 [EURO]                    [EURO]
Net Income                                                   1,163                     1,453
Depreciation and amortization of fixed assets                1,962                     1,781

Change in accrued liabilities                                  851                       411
Change in other operating assets and liabilities            (2,236)                     (789)
Other                                                          792                        94
--------------------------------------------------------------------------------------------
Cash provided by operating activities                        2,532                     2,950
--------------------------------------------------------------------------------------------

Purchases of fixed assets                                   (1,748)                   (1,838)
Increase in equipment on operating leases                   (4,334)                   (2,491)
Proceeds from disposals of fixed assets                      1,974                     1,587
Payments for acquisitions of businesses                       (483)                      (78)
Proceeds from disposals of businesses                          367                       562
Increase in receivables from financial
   services, net                                            (2,447)                   (2,856)
Acquisitions of securities (other than
   trading), net                                              (978)                     (653)
Change in other cash                                          (273)                     (608)
--------------------------------------------------------------------------------------------
Cash used for investing activities                          (7,922)                   (6,375)
--------------------------------------------------------------------------------------------

Change in commercial paper borrowings, net                   3,641                       303
Change in financial liabilities                              1,837                     5,087
Dividends paid                                                  (2)                     (242)
Proceeds from capital increases                                 41                        54
Other                                                            -                      (198)
--------------------------------------------------------------------------------------------
Cash provided by financing activities                        5,517                     5,004
--------------------------------------------------------------------------------------------

Effect of foreign exchange rate changes
   on cash and cash equivalents (up to 3 months)               277                       130
Net increase in cash and cash equivalents
   (up to 3 months)                                            404                     1,709
Cash and cash equivalents (up to 3 months)
   at beginning of period                                    6,281                     6,634
Cash and cash equivalents (up to 3 months)
   at end of period                                          6,685                     8,343
--------------------------------------------------------------------------------------------

OUTLOOK

In the course of the year DaimlerChrysler expects a further overall increase in revenues and profits compared with the previous year. On the basis of the positive business trend in the first three months we can now assume that our original revenue forecast of [EURO] 137 billion for the Group will be surpassed. We anticipate a higher percentage increase in operating profit than in revenues. Further business developments may be threatened by the economic problems in Asia and Latin America and by the fact that the possibility of a decline in economic growth in Western Europe can not be discounted for the second half of 1999. Overall we remain optimistic.

GROWTH IN ALL AREAS. On the basis of the positive development in the first three months, we can expect all business units to increase the volume of their business as compared with the previous year, in some cases significantly.

As a result of the market success of the new S-Class, the Mercedes-Benz and smart Passenger Cars Division is expected to be able to achieve new highs in unit sales and revenues in 1999 as a whole. Sales should surpass the million vehicle mark for the first time. With regard to smart, the measures undertaken to improve the product are already beginning to be felt in terms of significantly higher order levels in the first weeks of April. We are therefore confident of obtaining significant increases in sales over the next few months.

Following the positive market trend in the first three months of this year we expect total sales of passenger cars and trucks in the US and Canada, including fleet sales, to reach a level of 17.2 (1998: 16.7) million vehicles. This represents a clear opportunity for a further increase in revenues from the Chrysler, Plymouth, Jeep and Dodge Passenger Cars and Trucks Division.

With regard to the Mercedes-Benz, Freightliner, Sterling, Setra Commercial Vehicles Division, we anticipate a downward trend in the over 6t market segment in Western Europe, the effects of which will be felt in the second half of the year. In terms of sales and revenues we should be able to maintain the levels of the previous year.

With regard to our Services Division, we expect to continue our dynamic growth and to increase revenues considerably. Whereas, in addition to matters of integration, the realization of synergy gains and the expansion of non-automotive financial services will be at the focus of the Financial Services business unit, IT Services will be able to continue its strategy of internationalization through internal growth and new acquisitions.

The Aerospace Division, due to its strong position in the European aerospace and defense industry, also anticipates to be able to improve revenues compared with last year. Almost all business units are expected to contribute to this development.

We anticipate increases in revenues in the Rail Systems business unit; incoming orders are set to show an upward trend again following the drop in orders in the first quarter. Our efforts will, however, remain focused on improvements in profitability and earning power. The Automotive Electronics and MTU/Diesel Engines business units will continue their profitable growth.

As in previous years, 1999 will see a further increase in employment in the DaimlerChrysler Group. In particular, we will create new jobs in the Services and Aerospace Divisions and also in the Automotive Electronics business unit.

INTEGRATION THE FOCUS OF OUR EFFORTS. In addition to running our operative business, our other main goal for 1999 will be to press ahead with the process of integration in all sections of the company. We will achieve the previously announced goal of [EURO] 1.3 billion in synergy gains set for this year. By the end of 2001 we will have completed most of the integration projects. Within the framework of the Post Merger Integration Process we will implement further integration projects to add to the results already achieved, such as the introduction of a global distribution and marketing organization, the merger of the financial services businesses and the introduction of an integrated value-based controlling system for all divisions within the Group.

April 1999
DaimlerChrysler AG
The Board of Management

DaimlerChrysler AG
Investor Relations
70546 Stuttgart

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       DaimlerChrysler AG


                                       By:   /s/ ppa. Hans-Georg Bruns
                                             --------------------------------
                                             Name:  Dr. Hans-Georg Bruns
                                             Title: Vice President
                                                    Chief Accounting Officer


                                       By:   /s/ i.V. Robert Koethner
                                             --------------------------------
                                             Name:  Robert Koethner
                                             Title: Director

Date: April 28, 1999